Exhibit 12

Corning Incorporated and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In millions, except ratios)

	Fiscal years ended December 31,
	2014	2013	2012	2011	2010

Income from continuing operations before taxes on income	$3,568	$2,473	$1,975	$3,231	$3,869
Adjustments:
Equity in earnings of equity affiliates	(266)	(547)	(810)	(1,471)	(1,958)
Distributed income of equity affiliates (1)	1,704	629	1,089	820	1,712
Net income attributable to noncontrolling interests	3		(5)	(3)	(2)
Fixed charges net of capitalized interest	159	148	138	119	129

Earnings before taxes and fixed charges as adjusted	$5,168	$2,703	$2,387	$2,696	$3,750

Fixed charges:
Interest incurred (2)	$160	$153	$181	$132	$126
Portion of rent expense which represents an appropriate interest factor (3)	36	28	27	30	21
Amortization of debt costs	3	2	4	3	2

Total fixed charges	$199	$183	$212	$165	$149

Preferred stock grossed up to a pre-tax basis	136

Combined fixed charges and preferred stock dividends	$335	$183	$212	$165	$149

Ratio of earnings to fixed charges	26.0x	14.8x	11.3x	16.3x	25.2x

Ratio of earnings to combined fixed charges and preferred stock dividends	15.4x	14.8x	11.3x	16.3x	25.2x

(1)	In 2014, includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the Acquisition. See Note 8 (Acquisition) for more details.
(2)	Interest incurred includes capitalized interest.
(3)	One-third of net rent expense is the portion deemed representative of the interest factor.

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